Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 30 DATED JULY 25, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Announce the declaration of distributions;
•	Update the calculation of the asset management fee;
•	Announce our net asset value per share as of June 30, 2018; and
•	Update our management.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of July 25, 2018, we had raised total aggregate gross offering proceeds of approximately $40.29 million, and had issued approximately 4.0 million shares of our common stock in the Offering, with additional subscriptions of approximately 28,700 shares that have been received by the Company but not yet settled, purchased by approximately 4,000 unique investors.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our Manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On July 17, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common shares to shareholders of record as of July 31, 2018. The Manager expects that the distributions will be paid on or about August 16, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning July 1, 2018 and ending July 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Management Fee

The following information supersedes and replaces the first sentence of the first paragraph in section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What fees will you pay to the Manager or any of its affiliates?”:

We will pay our Manager a monthly asset management fee at an annualized rate of 1.00% payable in arrears, which will be based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves.

The following information supersedes and replaces the information located in the sections of the Offering Circular captioned “Offering Summary—Management Compensation—Asset Management Fee” and “Management Compensation—Asset Management Fee”:

sss==
Asset Management Fee —Manager

Monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 25% (the high end of the Company’s disclosed target leverage range), will be $625,000 annually.

Since we intend to use leverage only on certain assets, the actual fee may vary depending on the concentration of assets in our portfolio.

Net Asset Value Per Share as of June 30, 2018

As of June 30, 2018, our net asset value (“NAV”) per common share is $9.70. This NAV per share will be effective until updated by us on or about September 30, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of June 30, 2018 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2018.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning July 31, 2018, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about September 30, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.

We were formed to invest in and manage a diversified portfolio of commercial real estate investments and designed to be an investment vehicle that is focused on providing its investors with consistent income. Because of this strategy, we have invested strictly in debt and debt like instruments that provide consistent monthly income. We have not made any investments in joint venture equity or other investments with appreciation potential to date. As no investments with appreciation potential have been made, there have been no increases to NAV as a result of any appreciation.

The change in the share price is directly related to the offering costs that were paid by, and are reimbursed to, our manager, RM Adviser, LLC, at the time of your investment. As previously disclosed in our Offering Circular, offering costs can be up to 3% of the investment amount.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer and Secretary
Justin Hughes	36	Senior Managing Director
Elizabeth Braman	44	Senior Managing Director
Karen Fleck	35	Chief Financial Officer, Vice President and Treasurer

*As of July 15, 2018

Effective as of July 13, 2018, Aaron Halfacre resigned as the President of our Manager, RM Adviser, LLC.  Accordingly, all references to Mr. Halfacre in the Offering Circular are hereby removed.